Foresight Autonomous Holdings Ltd.

7 Golda Meir

Ness Ziona, 7414001 Israel

January 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Foresight Autonomous Holdings Ltd. (CIK 0001691221)
Registration Statement No. 333-252334 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Foresight Autonomous Holdings Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on February 1, 2021 at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Foresight Autonomous Holdings Ltd.

By:	/s/ Eliyahu Yoresh
Eliyahu Yoresh Chief Financial Officer